Dynamic Enviro, Inc.

9100 Kiln Waveland Cutoff Road

Waveland, Mississippi 39520

(228) 231-1187

United States Securities and Exchange Commission

Washington, D.C.

Attn:	Craig E. Slivka, Special Counsel/ Pamela A. Long, Assistant Director (Office of Manufacturing and Construction)

July 26, 2016

Re:	Dynamic Enviro, Inc. (referred to herein as “we”, “our” or “us or Dynamic Enviro)

Registration Statement filed on Form S-1; Amendment No. 2

Filed July 14, 2016

File No. 333-212030

Dear Mr. Slivka and Ms. Long:

Please find below our responses to your July 25, 2016 comment letter as it applies to Amendment Number 2 being filed herein:

Approximately 88% and 97% of our business has been composed of 2 customers…page 8; Reliance Upon One or a Few Customers, page 24

Response to Comment 1

We have reconciled the disclosures referred to in Comment 1 (See pages 8, 24 and F-10)

Our election not to opt our of JOBS Act extended accounting transition period…page 11

Response to Comment 2

We have revised the risk factor heading at page 8 to correctly reflect that “our election to opt out…”

Selling Security Holders, page 17

We have disclosed in footnote 10 to the Selling Security Holder chart (page 9) that Hermann and Eric Matz are father and son, respectively.

Response to Comment 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Response to Comment 4

We have included at page 32 the underlying reasons for the increases in revenues, gross profit and net losses for March 31, 2016 compared to March 31, 2015.

Response to Comment 5

We have reconciled the disclosure at page 32.

Our Expansion Plans

Response to Comment 6

We have disclosed at page 25 that assuming we receive adequate funds to establish the Northern, Florida Service Center, it will take approximately 3 months to complete it to become operational.

Consulting Agreement with the Governance Box, page 28

Response to Comment 7

We have disclosed at page 28 the term of the Governance Box Agreement.

Public Float

Response to Comment 8

We have disclosed at page 29 that we have no public float as of the date of the prospectus.

Liquidity and Capital Resources, page 32

Response to Comment 9

We have disclosed at page 32 the purpose of he estimated lodging expense of $122,000.

Response to Comment 10

We have corrected our disclosure at page 32 to reflect that $351,000 is the estimated expenditure for the new service center in Northern Florida.

Compensation of Director, page 36; Recent Sales of Unregistered Securities, page 44

Response to Comment 11

We have reconciled the disclosures at pages 36 and 44.

Summary Compensation Table, page 38; Recent Sales of Unregistered Securities, page 44

Response to Comment 12

We have reconciled the disclosures at pages 38 and 44.

Director Compensation, page 39

Response to Comment 13

We have deleted the Director Compensation Table since no shares were issued for Director Glenn MacGraw for fiscal year 2015. We have clarified that the shares issued to Director Glenn MacGraw for board services were for such services to be rendered during fiscal year 2016 (See page 39).

Response to Comment 14

We have reconciled the disclosures at pages 39 and 44.

We hereby acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Dynamic Enviro, Inc.

By:	/s/ Brant Cochran
Brant Cochran, Chief Executive Officer